United States securities and exchange commission logo





                              March 25, 2021

       Gary Bowman
       Chief Executive Officer
       Bowman Consulting Group Ltd.
       12355 Sunrise Valley Drive
       Suite 520
       Reston, VA 20191

                                                        Re: Bowman Consulting
Group Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
25, 2021
                                                            CIK No. 0001847590

       Dear Mr. Bowman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 25, 2021

       Prospectus Summary
       Our Business, page 1

   1. Please clarify whether you expect to be a "controlled company" under the Nasdaq corporate governance
requirements (e.g., Rule 5615(c)) and update your disclosure accordingly. In this
regard, we note the disclosure on pages 25 and 53 that your chief executive officer will
continue to own a significant portion of your outstanding stock after this offering.
 Gary Bowman
FirstName  LastNameGary
Bowman Consulting   GroupBowman
                          Ltd.
Comapany
March      NameBowman Consulting Group Ltd.
       25, 2021
March2 25, 2021 Page 2
Page
FirstName LastName
Summary Financial Data, page 7

2. We note you present Adjusted EBITDA Margin here and in several other instances throughout your filing. In each instance, please expand your disclosure to include the
         GAAP-based net income margin with equal or greater prominence than the Adjusted
         EBITDA Margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
Risk Factors
Risks Relating to Our Business and Industry
Outbreaks of communicable diseases . . ., page 13

3. We note your risk factor disclosure on page 13 that "the outbreak of the COVID-
         19 pandemic . . . has negatively impacted demand for . . . services like ours" appears to suggest that the pandemic has had an adverse impact on demand for your services. Please revise to clarify whether this is true. If applicable, please also revise to quantify the negative impact the pandemic had on demand for your services so investors can appreciate the discussed risk.
Risks Relating to this Offering and Our Common Stock
Our amended and restated bylaws that became effective . . ., page 27

4.       We note that your amended and restated bylaws will include a "Federal
Forum
         Provision." Please revise your risk factor disclosure on page 27 and the disclosure in your Description of Capital Stock section on page 88 to clarify whether this provision will apply to claims arising under the Exchange Act. In this regard, we note that your risk factor disclosure on page 27 states that the United States District Court for the Eastern
         District of Virginia will be the sole and exclusive forum for resolving claims arising under the Exchange Act. However, your exclusive forum provision disclosure in your
         Description of Capital Stock section on page 88 does not include language to that effect. Please revise your disclosure to reconcile this inconsistency. Please also confirm that your amended and restated bylaws will state the extent to which the exclusive forum provision applies to Securities Act and Exchange Act claims, or tell us how you will inform future investors of the provision's applicability to these types of claims.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year ended December 31, 2020 as compared to the year ended December 31, 2019, page 44

5. A significant portion of your results of operations discussion pertaining to gross contract revenue and contract costs is dedicated to stating, in narrative text form, dollar amounts and percentage changes. Please revise to provide more insight into the underlying business drivers or conditions that contributed to the increase of your gross contract revenues and contract costs in fiscal 2020. We remind you that the objectives of
         Management s Discussion and Analysis include providing your investors with the
 Gary Bowman
FirstName  LastNameGary
Bowman Consulting   GroupBowman
                          Ltd.
Comapany
March      NameBowman Consulting Group Ltd.
       25, 2021
March3 25, 2021 Page 3
Page
FirstName LastName
         opportunity to view your results of operations and liquidity through the eyes of your management and providing your investors with the context within which financial information should be analyzed. Please refer to Item 303 of Regulation S-K.
6. Please quantify here the portion of your revenue that was generated from customers who have engaged you for multiple assignments over the last three years. Also, please provide quantified discussions to separately explain the changes in your revenues attributable to long-term projects and multi-year contracts, as well as public sector customers verse private sector customers. Further, please discuss how much of your changes in revenue were derived from lump sum assignments as compared to hourly assignments.
Business, page 51

7. We note your risk factor disclosure on page 23 indicates that you are subject to various environmental laws and regulations, as well as laws and regulations pertaining to resource management and infrastructure. We also note your risk factor on page 22 references some significant laws and regulations that affect your operations, including the Federal
         Acquisition Regulation and Civil False Claims Act. Please describe in your discussion here the significant governmental regulations, restrictions or approvals that have and will affect your business. Please refer to Item 101(h)(4)(ix) Regulation S-K.
8. We note your disclosure in Note 1 to your financial statements indicates that Bowman
         Consulting NC PC ("NCPC") is "owned for licensing purposes" and that your Omland
         Engineering, Land Survey and Landscape Architecture Associates, P.C. ("BNY") was "acquired for licensing purposes." In an appropriate place in this section,
         please include a discussion of these "licensing purposes" or tell us why this information would not be material to an understanding of the business taken as a whole.
Communities, Homes and Buildings, page 56

9.       We note your disclosure that "the remote working trend spurred by the
COVID-
         19 pandemic has resulted in further exurban migration that will
accelerate new    outer-
         ring    housing construction." We further note your disclosure that,
"Changes in shopping
         and consuming habits . . . accelerated by recent stay at home trends and orders, have resulted in a massive reconfiguration of commercial and retail physical plant along with the configuration of their surrounding site elements." However, we also note the more detailed discussion of the continued uncertainty related to the pandemic's impact on your business and your inability to predict how the pandemic may materially impact your business in the future, which are addressed in the prospectus summary on page 2, risk factor on page 13, as well as in management's discussion and analysis on page 39, and ask that you work such detail into your discussion here. Further, please provide support for these assertions, or revise to characterize them as your own belief. Backlog, page 63

10.      We refer to your revenue backlog disclosures here and on pages 41 and
47. To provide
 Gary Bowman
FirstName  LastNameGary
Bowman Consulting   GroupBowman
                          Ltd.
Comapany
March      NameBowman Consulting Group Ltd.
       25, 2021
March4 25, 2021 Page 4
Page
FirstName LastName
         context, please revise this section to identify the primary sources of your committed revenue backlog expected to be filled within the current year. For example, identify the percentage of committed revenue attributable to contracts relating to utility and energy services.
Certain Relationships and Related Party Transactions, page 83

11. We note you disclose that none of the stockholders who owed you money pursuant to stock subscription notes were named executive officers. Please clarify whether any were directors or executive officers other than your named executive officers. In this regard, we note the reach of the loan prohibition in Section 13(k) of the Securities
         Exchange Act of 1934, as amended, extends beyond named executive officers.
Combined Income Statement, page F-4

12. We note you present non-cash stock based compensation as a separate line item in your income statement. Please modify your income statement to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees, or tell us why no modification is necessary. Please refer to SAB
         Topic 14:F.
Note 1. Nature and Basis of Presentation
Basis of Presentation, page F-8

13. We note that you present combined financial statements consisting of Bowman Consulting
         Group Ltd. and three other entities under common control, of which two became subsidiaries of Bowman Consulting Group Ltd. as of December 31, 2020. Please tell us whether the third entity, BNY, will become part of the consolidated group by the closing of this offering, and if so, the transaction through which the entity will become part of the consolidated group.
Note 7. Notes Receivable, page F-19

14. Please separately disclose notes receivable from officers, employees and affiliated entities from all other notes receivable, and modify the title accordingly. Refer to FASB ASC
         850-10-50-2.
Exhibits

15. Your disclosure on page 95 provides that you have filed an Exhibit 16 letter from your former auditor, Dixon Hughes Goodman LLP, indicating whether they agree with the statements made in your disclosures regarding them. Please file the
Exhibit 16 letter as an
         exhibit. Please refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.
16. Please file as exhibits your lease facilities with TCF Bank and Enterprise Leasing, or tell us why you believe you are not required to do so. Please refer to Item 601(10)(b) of
         Regulation S-K.
 Gary Bowman
Bowman Consulting Group Ltd.
March 25, 2021
Page 5
General

17. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        You may contact James Giugliano at (202) 551-3319 or Theresa Brillant at (202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Dietrich King at (202) 551-
8071 with any other questions.



                                                            Sincerely,
FirstName LastNameGary Bowman
                                                            Division of
Corporation Finance
Comapany NameBowman Consulting Group Ltd.
                                                            Office of Trade &
Services
March 25, 2021 Page 5
cc:       Andrew M. Tucker
FirstName LastName